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                             September 3, 2021

       Meng Dong James Tan
       Chief Executive Officer
       8i Acquisition 2 Corp.
       c/o 6 Eu Tong Sen Street
       #08-13 Singapore 059817

                                                        Re: 8i Acquisition 2
Corp.
                                                            Registration
Statement on Form S-1
                                                            Correspondence
Filed August 27, 2021
                                                            File No. 333-256455

       Dear Mr. Tan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence dated August 27, 2021

       General

   1. We note the changes to the bylaws made in response to receiving our comment letter dated August 26, 2021.
Please revise the prospectus disclosure to indicate specifically and prominently (e.g.,
prospectus cover page) that the SPAC will not complete its initial business combination
with a target that is headquartered China (including Hong Kong and
                                                        Macau) or conducts a
majority of its business in China (including Hong Kong and
                                                        Macau). Corresponding
changes should be made throughout the prospectus wherever you discuss business
opportunities, the political or economic landscape of specific geographic regions, and other
appropriate sections.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Meng Dong James Tan
8i Acquisition 2 Corp.
September 3, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameMeng Dong James Tan                      Sincerely,
Comapany Name8i Acquisition 2 Corp.
                                                           Division of
Corporation Finance
September 3, 2021 Page 2                                   Office of
Manufacturing
FirstName LastName